Canada Goose Reports Results for Fourth Quarter Fiscal 2023
and Fiscal 2024 Outlook
Q4 FY23 Highlights1:
•Grew total revenue 31.4% with strong growth from Asia Pacific and EMEA2 of 65.4% and 27.3%, respectively
•Diversified product sales mix to 47.1% non-heavy weight down, up from 45.4%
•Expect stronger growth outlook in fiscal 2024 revenue and profitability metrics

TORONTO, ON (May 18, 2023) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the fourth quarter ended April 2, 2023 (“Q4 2023” or “Q4 ended April 2, 2023”). All amounts are in Canadian dollars unless indicated.
“I am pleased with our fourth quarter results, particularly the strong revenue results generated in Greater China and EMEA”, said Dani Reiss, Chairman and CEO. “This is a testament to the strength of the brand and this momentum has continued alongside early encouraging results in North America in fiscal 2024 year to date. Lastly, I am excited by the progress our global teams have made in advancing our strategic growth pillars– to accelerate consumer focused growth, build out DTC, and create new and expand product categories, rapidly. We remain confident in our ability to execute and leverage these pillars, and we continue to build our brand strength to generate profitable growth sustainable over the long term.”

Strategic Update:

As part of its strategic plan to fiscal 2028, the Company intends to execute on the following three strategic growth pillars first introduced at its Investor Day on February 7, 2023:

a.Accelerate Consumer Focused Growth: We have significant opportunity to grow lifetime value of our longstanding and new customers with a focus on women and Gen Z. Through authentic storytelling and unique experiences, we plan to intensify our customer relationship marketing to build stronger connections with our clients and to bring new consumers to our brand. We plan to reallocate marketing investments to drive greater return on investment, conversion and ultimately lifetime value. And in fiscal 2024, we will begin to further unlock our CRM opportunities, leveraging our customer data platform to segment and personalize engagement with our clients through all touchpoints more meaningfully.

b.Build our DTC Network: We expect to more than double our retail footprint from the 51 permanent stores at the end of Q4 fiscal 2023 by the end of fiscal 2028 while continuing to grow our digital presence, both through Omnichannel and online. In fiscal 2024 we are targeting 16 new permanent store openings, concentrated in Mainland China, the USA and Japan, the vast majority of which we expect to be operational in the second half of the year. As it applies to our store
1 Comparisons to prior year quarter ended April 3, 2022 (“Q4 2022” or “Q4 ended April 3, 2022”).
2 EMEA comprises Europe, the Middle East, Africa, and Latin America network, we are laser focused on enhancing store performance and we are looking to digital to help support this goal by driving more traffic to the stores, helping our stores to better know and connect with their high value clients and optimizing our inventory allocations around the globe. We will continue to grow our digital presence and enhance our capabilities including Omnichannel.

c.Create New and Expand Existing Categories, rapidly: We intend to deliver year-round relevance consistent with Canada Goose’s position as a performance luxury lifestyle brand. By the end of fiscal 2023, we diversified our product mix such that non-heavy-weight down sales represented 42.9% up from 38.5% in fiscal 2022. We expect continued growth in all categories including in heavyweight and lightweight down and accelerated growth of newer categories such as rainwear, apparel and footwear as well as the addition of further categories including eyewear, luggage and home. We expect to launch sneakers this summer, targeting the discerning sneakerhead, though broader customers will also enjoy a shoe that can be worn all-year round. And in early fall, new collections of hyper feminine styles, ultra flattering shaping and silhouettes as well as comfortable and new fabrics designed to perfectly transition throughout the fall and winter seasons are anticipated.

In the fourth quarter, we launched our Transformation Program to support the strategic pillars described above. This multi-phase program will work to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value.

Key Fourth Quarter Fiscal 2023 Results3,4

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	April 2, 2023	April 3, 2022
Revenue	293.2	223.1	70.1	31.4%
Gross profit	190.3	154.1	36.2	23.5%
Gross margin	64.9%	69.1%		(420)	bps
Operating income	17.2	0.9	16.3	1,811.1%
Operating margin	5.9%	0.4%		550	bps
Net loss attributable to shareholders of the Company	(3.1)	(9.1)	6.0	65.9%
Loss per share attributable to shareholders of the Company
Basic	$(0.03)	$(0.09)	0.06	66.7%
Diluted	$(0.03)	$(0.09)	0.06	66.7%
Weighted average number of shares outstanding
Basic	104,519,045	106,133,970
Diluted[3]	104,519,045	106,133,970
Non-IFRS Financial Measures[4]:
Adjusted EBIT[5]	27.6	12.4	15.2	122.6%
Adjusted EBIT margin	9.4%	5.6%		380	bps
Adjusted net income attributable to shareholders of the Company[5]	14.7	4.0	10.7	267.5%
Adjusted net income per basic share attributable to shareholders of the Company	$0.14	$0.04	0.10	250.0%
Adjusted net income per diluted share attributable to shareholders of the Company	$0.14	$0.04	0.10	250.0%
5

3 Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 643,505 potentially dilutive shares have been excluded from the calculation of diluted loss per share for the fourth quarter ended April 2, 2023, compared to 564,433 for the fourth quarter ended April 3, 2022.
4 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
5 Information for the comparative fiscal quarter has been recast to reflect a revision in the Company’s calculation of adjusted EBIT and adjusted net income. See “Reconciliation of Non-IFRS Measures”.

Revenue
Q4 2023 revenue increased 31.4% on a reported basis and 30.1% on a constant currency revenue basis6.
Revenue By Segment

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[6]	As reported	In constant currency[6]
DTC	227.5	185.6	41.9	(1.9)	40.0	22.6%	21.6%
Wholesale	45.5	34.9	10.6	(1.1)	9.5	30.4%	27.2%
Other	20.2	2.6	17.6	—	17.6	676.9%	676.9%
Total revenue	293.2	223.1	70.1	(3.0)	67.1	31.4%	30.1%
DTC revenue grew 22.6% largely due to continued retail store expansion and improved growth and performance within our existing store network. We ended Q4 2023 with 51 permanent stores compared to 41 permanent stores at the end of the comparative quarter. DTC comparable sales7 grew 6.9% driven by growth within the existing store network more than offsetting lower e-Commerce business as consumers return to experiential shopping.
Wholesale revenue increased 30.4% due to an increase in order value globally and an increased volume of shipments from prior quarters being realized in Q4 2023 relative to the comparative quarter.
Other revenue increased to $20.2m primarily due to higher product availability to employees, friends and family.

Revenue by Geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[6]	As reported	In constant currency[6]
Canada	55.2	39.1	16.1	—	16.1	41.2%	41.2%
United States	67.5	70.7	(3.2)	(2.4)	(5.6)	(4.5)%	(7.9)%
Asia Pacific	114.1	69.0	45.1	0.8	45.9	65.4%	66.5%
EMEA	56.4	44.3	12.1	(1.4)	10.7	27.3%	24.2%
Total revenue	293.2	223.1	70.1	(3.0)	67.1	31.4%	30.1%
Revenue increased in Canada, EMEA and Asia Pacific compared to the comparative quarter resulting from an increase in DTC revenue. Re-opening in Asia Pacific after lifting of COVID-19 restrictions and strong growth in both channels in EMEA positively impacted results. The revenue decline in the United States, amid a challenging macro-economic backdrop, was partially offset by retail expansion and consumers returning to experiential shopping.
6 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
7 DTC comparable sales is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Gross profit and gross margin
Gross profit increased $36.2m primarily due to higher revenue, partially offset by lower gross margins. Gross margins were unfavorably impacted by an increase in obsolete raw material provisioning, higher product costs and the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture, partially offset by pricing.
Operating income and adjusted EBIT8
Operating income increased largely due to higher gross profit. The increase was partially offset by higher operating costs related to incremental personnel costs driven by headcount, higher costs related to an expanded store networks, higher fees in support of strategic activities including the Transformation Program and costs associated with the Japan Joint Venture. The increase in operating expenses was partially offset by lower impairment charges in Q4 2023 compared to the prior year quarter. Adjusted EBIT increased primarily due to higher gross profit partially offset by incremental personnel costs driven by headcount, the increased store network and the operating costs of the Japan Joint Venture.
Net income and adjusted net income8
Net loss was higher than the comparative quarter primarily due to higher net interest, finance and other costs, as well as higher income tax expense, partially offset by higher operating income. Adjusted net income was higher than the prior year quarter due to higher operating income partially offset by higher income tax expense.
Balance Sheet Highlights
Cash was $286.5m as at Q4 ended April 2, 2023, compared to $287.7m as at Q4 ended April 3, 2022. During the fourth quarter of fiscal 2023, the Company repurchased 407,421 subordinate voting shares for a total cash consideration of $10.0m.
Inventory was $472.6m as at Q4 ended April 2, 2023, compared to $393.3m as at Q4 ended April 3, 2022. Higher inventory levels are attributable to lower-than-expected sales in the Asia Pacific region due to COVID-19 disruptions for most of fiscal 2023 and production planning. Inventory of $27.3m was acquired through the Japan Joint Venture, and the inventory level was $19.2m as at April 2, 2023. We monitor the levels of inventory in each of our sales channels and across geographic regions and aim to align with demand that we forecast in each region.

8 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Full year and First Quarter Fiscal 2024 Outlook9
For fiscal 2024, the Company expects:
•Total revenue $1.400Bn to $1.500Bn.
•Non-IFRS adjusted EBIT $210m to $240m, representing a margin of 15% to 16%.
•Non-IFRS adjusted net income per diluted share $1.20 to $1.48.
For the first quarter of fiscal 2024, the Company currently expects:
•Total revenue $70m to $80m.
•Non-IFRS adjusted EBIT loss $(115)m to $(105)m.
•Non-IFRS adjusted net loss per basic share $(0.89) to $(0.82).
This outlook is based on a number of assumptions for fiscal 2024, including the following:
•The macro-economic environment does not materially worsen in any of the Company’s geographies.
•DTC revenue in the mid-to-high 70s as a percentage of total revenue, driven by mid single digits to mid teens comparable sales growth and continued channel expansion.
•Q1 fiscal 2024 DTC comparable sales growth in the high teens to low 20s partially offset by later timing of wholesale shipments in fiscal 2024.
•Approximate % of fiscal 2024 total revenue by quarter: Q1 5%, Q2 20%, Q3 50%, Q4 25%.
•Wholesale revenue decline of 6% (including revenue offsets from travel retail locations) reflective of the continued editing of our wholesale door count (-6%) and expansion of retail store network.
•16 permanent retail stores to open which we expect to be fully operational in the second half of the year, concentrated in Mainland China, the USA and Japan.
•Gross margin in the high 60s as a % of total revenue, with DTC and wholesale gross margins in the mid 70s and mid to high 40s, respectively.
•No benefits included from the Transformation Program in fiscal 2024.
•Effective tax rate in the low 20s as a percentage of income before taxes for fiscal 2024.
•Weighted average diluted shares outstanding of 106.3m for fiscal 2024.

Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

9 The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, it is unable to provide a reconciliation of the non-IFRS measures included in its fiscal 2024 guidance.

Conference Call Information
The Company will host the conference call at 9:00 a.m. Eastern Standard Time on May 18, 2023. The conference call can be accessed by using the following link: https://register.vevent.com/register/BI2844b16a4ed04161a843d5d168af045f. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of (Loss) Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Fourth quarter ended		For the year ended
	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022

	$	$	$	$
Revenue	293.2	223.1	1,217.0	1,098.4
Cost of sales	102.9	69.0	401.8	364.8
Gross profit	190.3	154.1	815.2	733.6
Gross margin	64.9%	69.1%	67.0%	66.8%
SG&A expenses	173.1	153.2	679.7	576.9
SG&A expenses as % of revenue	59.0%	68.7%	55.9%	52.5%
Operating income	17.2	0.9	135.5	156.7
Operating margin	5.9%	0.4%	11.1%	14.3%
Net interest, finance and other costs	21.8	7.0	42.0	39.0
(Loss) income before income taxes	(4.6)	(6.1)	93.5	117.7
Income tax expense	5.4	3.0	24.6	23.1
Effective tax rate	(117.4)%	(49.2)%	26.3%	19.6%
Net (loss) income	(10.0)	(9.1)	68.9	94.6
Net loss attributable to non-controlling interest	(6.9)	—	(3.8)	—
Net (loss) income attributable to shareholders of the Company	(3.1)	(9.1)	72.7	94.6
Weighted average number of shares outstanding
Basic	104,519,045	106,133,970	105,058,643	108,296,802
Diluted	104,519,045	106,133,970	105,622,312	109,154,721
(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.03)	$(0.09)	$0.69	$0.87
Diluted	$(0.03)	$(0.09)	$0.69	$0.87
Non-IFRS Financial Measures[10]:
Adjusted EBIT	27.6	12.4	175.1	171.3
Adjusted EBIT margin	9.4%	5.6%	14.4%	15.6%
Adjusted net income attributable to shareholders of the Company	14.7	4.0	110.7	116.7
Adjusted net income per basic share attributable to shareholders of the Company	$0.14	$0.04	$1.05	$1.08
Adjusted net income per diluted share attributable to shareholders of the Company	$0.14	$0.04	$1.05	$1.07
10

10 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

	Fourth quarter ended		For the year ended
	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022

	$	$	$	$

Net (loss) income	(10.0)	(9.1)	68.9	94.6

Items that will not be reclassified to earnings, net of tax:
Items that will not be reclassified to earnings, net of tax:
Actuarial (loss) gain on post-employment obligation	(0.4)	(0.1)	0.6	0.1
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	5.4	(15.4)	16.1	(25.5)
Net (loss) gain on derivatives designated as cash flow hedges	(4.1)	11.3	0.4	8.7
Reclassification of net loss on cash flow hedges to income	1.1	1.9	6.0	4.7
Other comprehensive income (loss)	2.0	(2.3)	23.1	(12.0)
Comprehensive (loss) income	(8.0)	(11.4)	92.0	82.6

Attributable to:
Shareholders of the Company	(1.2)	(11.4)	95.7	82.6
Non-controlling interest	(6.8)	—	(3.7)	—
Comprehensive (loss) income	(8.0)	(11.4)	92.0	82.6

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	April 2, 2023	April 3, 2022

Assets	$	$
Current assets
Cash	286.5	287.7
Trade receivables	50.9	42.7
Inventories	472.6	393.3
Income taxes receivable	0.9	1.1
Other current assets	52.3	37.5
Total current assets	863.2	762.3

Deferred income taxes	67.5	53.2
Property, plant and equipment	156.0	114.2
Intangible assets	135.1	122.2
Right-of-use assets	291.8	215.2
Goodwill	63.9	53.1
Other long-term assets	12.5	20.4
Total assets	1,590.0	1,340.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	195.6	176.2
Provisions	21.6	18.5
Income taxes payable	31.5	24.5
Short-term borrowings	27.6	3.8
Current portion of lease liabilities	76.1	58.5
Total current liabilities	352.4	281.5

Provisions	36.5	31.3
Deferred income taxes	16.4	15.8
Term loan	391.6	366.2
Lease liabilities	258.7	192.2
Other long-term liabilities	56.9	25.7
Total liabilities	1,112.5	912.7

Equity
Equity attributable to shareholders of the Company	469.5	427.9
Non-controlling interests	8.0	—
Total equity	477.5	427.9
Total liabilities and equity	1,590.0	1,340.6

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income attributable to shareholders of the Company and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) under “Non-IFRS Financial Measures and Other Specified Financial Measures. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.
This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate new store openings. Comparable periods have been restated to reflect this change.

	Fourth quarter ended		For the year ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Net (loss) income	(10.0)	(9.1)	68.9	94.6
Add (deduct) the impact of:
Income tax expense	5.4	3.0	24.6	23.1
Net interest, finance and other costs	21.8	7.0	42.0	39.0
Operating income	17.2	0.9	135.5	156.7
Unrealized foreign exchange loss on Term Loan Facility (a)	0.4	1.1	12.1	2.7
Net temporary store closure costs (b)	—	—	3.2	0.2
Head office transition costs (d)	2.0	—	6.7	—
Japan Joint Venture costs (f)	1.9	0.7	10.2	0.7
Impairment losses (g)	1.0	7.7	1.0	7.7
Strategic initiatives (h)	4.1	—	4.1	—
Legal proceeding costs (i)	—	1.9	2.2	2.9
Other (m)	1.0	0.1	0.1	0.4
Total adjustments	10.4	11.5	39.6	14.6
Adjusted EBIT	27.6	12.4	175.1	171.3
Adjusted EBIT margin	9.4%	5.6%	14.4%	15.6%

	Fourth quarter ended		For the year ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Net (loss) income	(10.0)	(9.1)	68.9	94.6
Add (deduct) the impact of:
Unrealized foreign exchange loss on Term Loan Facility (a)	0.4	1.1	12.1	2.7
Net temporary store closure costs (b) (c)	—	—	3.3	0.2
Head office transition costs (d) (e)	2.4	—	8.3	—
Japan Joint Venture costs (f)	1.9	0.7	10.2	0.7
Japan Joint Venture remeasurement loss on contingent consideration and put option (l)	12.7	—	8.0	—
Impairment losses (g)	1.0	7.7	1.0	7.7
Strategic initiatives (h)	4.1	—	4.1	—
Legal proceeding costs (i)	—	1.9	2.2	2.9
Deferred tax adjustment (j)	3.7	4.5	3.7	4.5
Acceleration of unamortized costs on Term Loan Facility Repricing (k)	—	—	—	9.5
Other (m)	1.0	0.1	0.1	0.4
Total adjustments	27.2	16.0	53.0	28.6
Tax effect of adjustments	(2.2)	(2.9)	(6.5)	(6.5)
Adjusted net income	15.0	4.0	115.4	116.7
Adjusted net income attributable to non-controlling interest (n)	(0.3)	—	(4.7)	—
Adjusted net income attributable to shareholders of the Company	14.7	4.0	110.7	116.7
Weighted average number of diluted shares outstanding	104,519,045	106,133,970	105,622,312	109,154,721
Adjusted net income per diluted share attributable to shareholders of the Company	$0.14	$0.04	$1.05	$1.07
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk all of which are included in SG&A expenses.
(b)Net temporary store closure costs of $nil and $3.2m were incurred in the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and $0.2m, respectively).
(c)Net temporary store closure costs incurred in (b) as well as $nil and $0.1m of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and less than $0.1m, respectively).
(d)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(e)Corporate head office transition costs incurred in (d) as well as $0.4m and $1.6m of interest expense on lease liabilities for the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and $nil, respectively).
(f)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(g)Impairment losses for non-financial retail assets recorded as the result of the annual impairment assessment.
(h)Relates to engagement fees incurred in connection with our Transformation Program.

(i)Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(k)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(l)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. The Company recorded a loss of $3.0m and a gain of $(2.9)m during the fourth quarter and year ended April 2, 2023, respectively, on the fair value remeasurement of the contingent consideration. A fair value loss on remeasurement of $9.7m and $10.9m has been recorded during the fourth quarter and year ended April 2, 2023, respectively, on the fair value remeasurement of the put option liability. These gains and losses are included in net interest, finance and other costs within the statements of income.
(m)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(n)Calculated as net loss attributable to non-controlling interest within the statements of income of $6.9m and $3.8m less $(7.2)m and $(8.5)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended April 2, 2023, respectively.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2024 full year and first quarter financial outlook, the execution of our proposed strategy including retail footprint expansion, early leading indicators and impacts for ongoing fiscal periods, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2024 full year and first quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the extent and duration of related disruptions to our operations, as well as the evolution of the global economic conditions, and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended April 2, 2023. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.
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